

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Zhu Runzhou
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated November 17, 2023**
> **File No. 001-15264**

Dear Zhu Runzhou:

We have reviewed your November 17, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1. We note your response to comment 1 indicates that a "Chinese governmental entity has a controlling financial interest in the Company and each such wholly-owned subsidiary," as well as in all 14 of your partially-owned subsidiaries, either through you or other entities controlled by Chinese government entities. Please revise your annual report consistent with your response, quantifying the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

2. We note that you do not believe that any members of your board of directors or your supervisors, including those who are members or officials of the Communist Party Committees of Aluminum Corporation of China or Chinalco, are Chinese Communist Party officials. Please clarify the basis for this statement given that Article 33 of the

Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:

• Please explain to us in reasonable detail the roles and responsibilities of the Communist Party Committees of Aluminum Corporation of China and Chinalco, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs the major decisions and activities of their enterprise.

• Please provide us with a detailed explanation of the roles and responsibilities of each of your directors or supervisors who is also an official or member of the Communist Party Committees of Aluminum Corporation of China or Chinalco on Chalco's operations and major decisions.

• Please explain to us in more detail how you considered whether the Communist Party Committees of Aluminum Corporation of China or Chinalco has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Chin-Yang Lin